Exhibit 99.15

CONSENT OF ALLIANCE TECHNICAL GROUP, LLC

The undersigned hereby consents to the use of the undersigned’s name and information derived from the Technical Report titled “South West Arkansas Project Pre-Feasibility Study” dated August 8, 2023, which is included in, or incorporated by reference into, the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Standard Lithium Ltd. (the “Company”) for the year ended June 30, 2023 (collectively, the “Annual Report”).

The undersigned also hereby consents to the use of the undersigned’s name and the incorporation by reference of such information contained in the Annual Report into the Company’s Registration Statement on Form F-10 (File No. 333-273462), as amended.

/s/ Charles Daniel Campbell
Charles Daniel Campbell, P. Eng
Senior Managing Consultant (Retired)
Alliance Technical Group, LLC
Date: September 22, 2023